Oscar Gruss & Son Incorporated

(A Wholly Owned Subsidiary of Makor Partners Limited)

Statement of Financial Condition

As of December 31, 2025

CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Oscar Gruss & Son Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oscar Gruss & Son Incorporated as of December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Oscar Gruss & Son Incorporated's management. Our responsibility is to express an opinion on Oscar Gruss & Son Incorporated's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oscar Gruss & Son Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Notes 6 and 15 to the financial statements, the 2025 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

We have served as Oscar Gruss & Son Incorporated's auditor since 2025.

Olathe, Kansas

March 30, 2026
June 11, 2026

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statements

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	6,873,819
Restricted cash		317,325
Due from clearing broker, including clearing deposit of $2,064,004		3,323,607
Commission receivable from other broker-dealers and customers, net of an allowance for credit losses of $145,000		3,359,123
Property and equipment, net		63,920
Right of use asset		1,035,318
Due from affiliates		2,091,945
Income taxes receivable		844,800
Deferred tax assets		923,816
Other assets		485,260
Total assets	$	**19,318,933**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued compensation payable	$	8,212,393
Accounts payable and accrued expenses		1,182,033
Due to affiliates		882,978
Lease liabilities		1,117,449
Taxes Payable		576,292
Subordinated borrowings		3,000,000
Total liabilities		**14,971,145**
Stockholder's Equity:		
Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares at stated value		433,931
Additional paid in capital		574,980
Retained earnings		3,338,877
Total stockholder's equity		**4,347,788**
Total liabilities and stockholder's equity	$	**19,318,933**

See Accompanying Notes to Financial Statement.

Note 1.   Operations and Principal Business Activity

Organization: Oscar Gruss & Son Incorporated (the "Company") is wholly owned by Makor Partners Limited (the "Parent"), and is registered with the Securities and Exchange Commission (the "SEC") as an introducing Broker-Dealer and is a member of various exchanges and associations, including the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and the Securities Investor Protection Corporation ("SIPC"). The Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Operations: As an introducing Broker-Dealer, the Company provides services for the purchases and sales of securities. Most transactions are cleared on a fully disclosed basis through independent Broker-Dealers. The Company pays the Broker-Dealers various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing brokers. The Company carries no customer accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing brokers, the Company may be exposed to off-balance-sheet risk (refer to Note 3). The Company is engaged in a line of business as a securities Broker-Dealer in riskless principal transactions.

The Company generates commission revenue through option executions. Similar to equities, the Company provides services for the purchases and sales of derivatives securities. These transactions are directed to the customers' prime broker for clearing services. The Company charges a commission for each of these executions. These customers are invoiced monthly.

Additional income is earned from the Company's research. This line of income is for research services and access to the Company's research database. Customers are invoiced on a monthly or quarterly basis.

The Company operates with a commission sharing agreement with one of its affiliates. This commission sharing agreement is for several securities products such as equities, derivatives, fixed income, foreign exchange currency, and interest rate swaps. The Company invoices the affiliate monthly for this commission sharing per the agreement.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934, and is claiming an exemption from this rule.

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statements

The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and

Note 1. **Operations and Principal Business Activity (continued)**

preserves all related books and records as are customarily kept by a clearing broker-dealer.

Branch Offices: The Company currently has three branch office locations. The main office of supervisory jurisdiction is located in New York. This branch operates as the hub with all lines of business operations generating out of this location as well as serving as the main supervisory office for all branches.

The Company has a branch office in Ramat Gan, Israel. This branch operates as the introducing Broker-Dealer for transactions and customers located primarily in Israel. The Company opened a branch office in Miami, Florida, during 2025. Lastly, the Company has a branch office in London, UK, registered with the NFA only for NFA business.

Note 2. **Summary of Significant Accounting Policies**

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at
the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents: The Company primarily maintains cash balances at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, the Company has had cash in financial institutions in excess of federally insured limits. At December 31, 2025 the Company had $6,941,144 in excess of federally insured limits.

Notes to Financial Statements

The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

Revenue and Expense Recognition: The Company complies with ASC 606, "Revenue from Contracts with Customers" which provides guidance on the recognition of revenue from customers.

Note 2.   Summary of Significant Accounting Policies (continued)

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Equity and credit research fees are paid to the Company for providing equity and credit research. Revenue is recognized once an arrangement exists and access to research has been provided, which is the point in time when the Company believes that the performance obligation is satisfied. The Company had research income receivable of approximately $208,000 at December 31, 2025, which is included in commissions receivable from other broker-dealers and customers on the accompanying statement of financial condition.

Foreign Currency: Gains or losses resulting from foreign currency transactions are included in commission revenue in the statement of operations. Commission revenue and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Income Taxes: The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. In accordance with U.S. GAAP, uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are sustainable when potentially challenged by the applicable tax authority. Tax positions deemed potentially unsustainable would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2025, management has determined that there are no uncertain tax positions.

Deferred Taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statements

liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense/(benefit) represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

Note 2.   Summary of Significant Accounting Policies (continued)

Current Expected Credit Loss: The Company accounts for credit losses in accordance with ASC 326 - Financial Instruments – Credit Losses. For short-term accounts receivable, the guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. This requires an entity to estimate the credit losses expected over the life of the asset. The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the statement of financial condition. On December 31, 2025, allowance for credit losses was $145,000.

Leases: The Company accounts for leases in accordance to ASC 842 – Leases. The guidance increases transparency by requiring the recognition of right of use assets and lease liabilities on the statement of financial condition for most operating leases.

In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short-term leases, which is defined as leases with a lease term greater than 1 month but less than or equal to 12 months. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities.

Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in

determining the present value of the lease payments. The present value of the lease payments was determined using a 4.25% incremental borrowing rate. Right of use assets also exclude lease incentives.

Segment Information: Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for fiscal years beginning after December 15, 2023. Additional disclosures required by ASC 280 are provided in Note 11 – Segment Information.

Note 3.   Due From Clearing Brokers

The clearing and depository operations for the Company's security transactions are provided by brokers pursuant to clearance agreements. At December 31, 2025, the receivables from the clearing broker represent a cash deposit of $2,064,004 maintained at the clearing broker and

Note 3.   Due From Clearing Brokers (continued)

commissions receivable earned of approximately $679,000 as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged as an expense, based on the particular facts and circumstances.

Note 4.   Property and Equipment

Property and equipment, at cost, consists of the following:

Computers and equipment	$411, 888
Furniture and fixtures	21,934
Leasehold improvements	109,934
	543,756
Less accumulated depreciation and amortization	479,837
Property and equipment, net	$ 63,920

Note 5.   Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated loan agreement with its Parent, which is considered an equity subordination for Net Capital purposes. Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to

the SEC Uniform Net Capital Rule. The $3,000,000 10% subordinated loan matures on December 31, 2027, and the interest expense was $300,000 for the year ended December 31, 2025. The Company had a payable due to the Parent of $300,000 at December 31, 2025.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Note 6.   Net Capital Requirements

As a registered Broker-Dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital of $250,000.

Note 6.   Net Capital Requirements (continued)

Net capital changes from day to day. At December 31, 2025, the Company had net capital of $359,141, which was $109,141 in excess of the minimum net capital requirement of $250,000.

The Company is also subject to the Commodity Futures Trading Commission ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2025, the Company's net capital for purposes of reporting to the CFTC is the same as described in the preceding paragraph.

Note 7.   Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees. Covered employees are permitted, within limitations imposed by the Code, to make pretax and post-tax contributions to the Plan pursuant to salary reduction agreements. The Company makes no contributions to the Plan.

Note 8.   Indemnifications and Uncertainties

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statements

Note 9.   Contingencies

In the normal course of business, the Company has been named as defendant in one matter. In this matter, the plaintiff represents customers related to a former business line that took place in a foreign jurisdiction. After consultation with legal counsel, management of the Company believes that there is reasonable possibility for a favorable outcome, and does not anticipate losses that would need to be accrued for.

Note 10.   Income Tax

In 2025, the Company recorded net deferred tax assets related to the tax effect of the book to tax timing differences for depreciation, rent, compensation and New York State and New York City net operating loss carryforwards.

At December 31, 2025, the Company had a deferred tax asset of $923,816. The Company has not recorded a valuation allowance against the deferred tax asset as it is more likely than not that there will be future taxable income.

Note 10.   Income Tax (continued)

The Company's effective tax rate for year ended December 31, 2025 was 32%, which is comprised from the U.S. federal statutory rate of 21% plus a combined New York state and city statutory rate of 17%, and a change in the valuation allowance against the deferred tax assets.

Note 11.   Segment Information

The Company operates as a Broker-Dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of executing securities transactions, and other related services in the securities industry. The Company has identified its sole director and two executive officers (Chief Executive Officer, Chief Compliance Officer and Chief Financial Officer) as the chief operating decision makers ("CODMs"), who use net income to evaluate the results of the business to manage the Company. Additionally, the CODMs use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment.

Notes to Financial Statements

Note 12. Related-Party Transactions

The Company earned commission income from Makor Securities London Limited ("Makor Securities"), an affiliate. These transactions include FX and commission sharing for transactions introduced to the affiliate. Commission sharing relates to European equities, derivatives, and fixed income.

The Company has an agreement with Makor Securities for FX consulting services. The Company had a payable due to the affiliate relating to the introducing broker fees, commission sharing, and consulting services transactions of approximately $30,300 at December 31, 2025.

The Company paid expenses on behalf of Makor Holdings PTE. ("Makor Holdings"), the holding entity of the parent company, in the prior year.   As a result, the Company had a receivable due from the holding entity of approximately $8,300 at December 31, 2025.

The Company paid expenses on behalf of Enigma Securities Ltd. ("Enigma"), an affiliate, in the prior year. As a result, the Company had a payable due to the affiliate of approximately $100 at December 31, 2025.

Note 12. Related Party Transactions (continued)

The Company paid expenses on behalf of Enigma Markets Inc. ("EMI"), an affiliate, of approximately $1,090,000 for salaries, medical and other expenses during 2025. As a result, the Company had a receivable due from the affiliate of approximately $1,000 at December 31, 2025.

The Company has an agreement with Makor OG Limited (the "Branch"), an affiliate, based on a commission allocation calculation of revenues generated by the Branch. At December 31, 2025, the Company had an amount due to the affiliate of approximately $33,500, for the above related transactions.

The Company utilizes the administrative services of Makor Capital Limited, ("Makor Capital"), an affiliate. These services include but are not limited to consulting for back office and administrative functions, access to the database portal, and data lines. Makor Capital invoices the Company for these services. At December 31, 2025, the Company had an amount due to the affiliate of approximately $195,100, for the above related transactions.

From time to time the Company loans funds to Makor Partners Limited ("Makor Partners"), the parent company. The loans bear interest at 7.5% per annum. At December 31, 2025, the Company had a receivable due from Makor Partners of approximately $2,023,000.

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statements

The Company has an expense sharing agreement in place with Churchill Capital USA, Inc,("Churchill") an affiliate. At December 31, 2025, the Company had a receivable due from Churchill of approximately $60,100, related to this agreement.

The Company has an expense and commission sharing agreement in place with Churchill Capital Ltd. Bermudiana,("Churchill BDA") an affiliate. At December 31, 2025, the Company had a payable due to Churchill BDA of approximately $52,600, related to this agreement.

During 2025, had all the above related party transactions occurred with unrelated entities the results from operations could be different.

Note 13.   Leases

The Company entered into an operating lease for its New York office facility which commenced on October 1, 2020 and expires October 31, 2027. The Company obtained a letter of credit, in favor of the landlord, from a bank of approximately $317,000 for the rent security deposit. This letter of credit is guaranteed by the money market cash balances of the Company held with its bank and is reflected as restricted cash on the accompanying statement of financial condition.

A lease liability is included on the statement of financial condition for approximately $1,117,000 and the corresponding right of use asset is approximately $1,035,000, included on the statement of financial condition.

Note 13.   Leases (continued)

The maturities of the outstanding lease liability at December 31, 2025, are as follows:

Year ending December 31:	
2026	634,650
2027	528,875
	1,164,525
Less: Discount to present value	(46,076)
Lease liability	$ 1,117,449

As of December 31, 2025, the weighted average remaining lease term is 22 months and the weighted average discount rate is 3.96%.

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statements

Note 14. Subsequent Events

Subsequent to the issuance of the December 31, 2025 financial statements, the Company identified an error in its calculation of Net Capital under SEC Rule 15c3-1. As a result, the previously reported Net Capital at December 31, 2025 has been restated from $1,204,851 to $359,141. The correction had no impact on the previously reported Statements of Financial Condition or Operations, but decreased the excess net capital by $845,710. All previously reported corresponding balances have been appropriately updated in these financial statements.